MARKETING ORGANIZATION AGREEMENT
COMMISSION SCHEDULE

Security Benefit Advisor 403(b) Variable Annuity TSA & IRA (the “Contract”)

Marketing Organization:
(Broker/Dealer)

EFFECTIVE DATE OF COMMISSION SCHEDULE:

COMMISSIONS - This Commission Schedule is hereby made a part of and amends your selling agreement including, but not limited to, the SBL Variable Products Sales Agreement and/or Marketing Organization Agreement, as applicable (hereinafter called the “Agreement”), with Security Benefit Life Insurance Company and Security Distributors, Inc. (hereinafter jointly called “SBL”), and commissions payable hereunder are subject to the provisions contained in the Agreement and this Commission Schedule. Minimum Purchase Payments are as set out in the applicable prospectus and Contract. Commissions to a Marketing Organization are equal to a percentage of each Purchase Payment written by Marketing Organization, as follows:

1.	UP FRONT COMMISSIONS: The rate of up-front commissions paid on Purchase Payments made with respect to each Contract is as follows:

Contract Year	Upfront Commission Rate
1 -4	5%
5	4%
6	3%
7	2%
8+	1%

•	No Commission will be paid on Purchase Payments made that are less than the minimum specified in the applicable prospectus and Contract.

1a.
COMMISSION CHARGEBACK: One hundred percent of all up-front commissions paid will be charged back to the Marketing Organization in the event a Contract is free looked. No chargebacks are applicable to partial withdrawals, full surrenders which are not free looks or death claims.

2.
ASSET-BASED COMMISSIONS: SBL will pay an asset-based commission to Marketing Organization as of the end of each calendar month for personal services and maintenance of owner Contracts. The amount of asset-based commission is equal to 1/12th of 0.25% (25 basis points) times the aggregate Contract Value of those Contracts sold for which Marketing Organization is the broker of record and for which the initial Purchase Payment is more than 12 months old.

3.
DEATH BENEFIT APPLIED TO ANNUITY OPTION: In the event that a beneficiary of a Contract under this Commission Schedule applies the death benefit to one of the annuity options under the Contract, no commission will be payable upon such application. An Annuitization Fee may be available as discussed in paragraph 4.

4.
ANNUITIZATION: An Annuitization Fee will be paid to a Marketing Organization which secures from the Contract Owner (or his or her beneficiary) the proper forms and information to commence an immediate life contingent annuity option under the Contract and significantly assists the client and SBL in such settlement. The Annuitization Fee will be equal to 4% of the amount applied to a fixed life contingent annuity option and 2% of the amount applied to a variable life contingent annuity option.

5.
CHANGE OF COMMISSION SCHEDULE: Notwithstanding any other provision of the Agreement to the contrary, the following provisions shall apply. SBL reserves the right at any time, with or without notice, to change, modify or discontinue the commissions, asset-based commissions or any other compensation payable under this Commission Schedule.

6.
CHANGE OF DEALER: A Contract Owner shall have the right to designate a new marketing organization, or terminate a marketing organization without designating a replacement, by sending written notice of such designation or termination to SBL. Upon written notice to SBL by the owner of the designation of a new marketing organization, all the commissions and asset-based commissions shall be payable to the new marketing organization. Upon written notice to SBL by the Contract Owner of termination of Marketing Organization, without designating a new marketing organization, SBL shall cease paying commissions and asset based commissions to Marketing Organization. This provision is not intended to benefit in any manner whatsoever the registered representatives of Marketing Organization or any other person or entity as a third-party beneficiary and shall not be so construed.

7.
TERMINATION OF THE AGREEMENT/VESTING: In the event of termination of the Agreement for any reason, all rights to receive commissions, asset-based commissions or other compensation under this Commission Schedule shall be terminated, unless each of the following requirements is met: (i) the Agreement has been in force for at least one year; (ii) Marketing Organization is at the time such commissions are payable properly licensed to receive such commissions; (iii) Marketing Organization is providing service to the Contract Owner and performing its duties in a manner satisfactory to SBL; (iv) commissions paid to Marketing Organization in the previous calendar year amounted to at least $500; and (v) Marketing Organization has not been terminated, nor a new marketing organization designated, by the Contract Owner as set forth in paragraph 6 above.

THIS COMMISSION SCHEDULE replaces any previous Commission Schedule for the Variable Annuity Contract listed above as of the Effective Date set forth above.

SECURITY DISTRIBUTORS, INC.		SECURITY BENEFIT LIFE INSURANCE COMPANY

By:	KURT E. AULETA	By:	DOUGLAS G. WOLFF

Title:	Vice President, Sales Operations	Title:	President